320

05011945

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jamaica Broilers Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

FILE NO. 82- 3720 FISCAL YEAR 4-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 10/21/05

PRICEWATERHOUSECOOPERS

82-3720

Jamaica Broilers Group Limited

Financial Statements
30 April 2005

ARLS
4-30-05

Jamaica Broilers Group Limited
Index
30 April 2005

Page

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Scotiabank Centre
Duke Street
Box 372
Kingston Jamaica
Telephone (876) 922 6230
Facsimile (876) 922 7581

27 July 2005

To the Members of
Jamaica Broilers Group Limited
Kingston

Auditors' Report

We have audited the financial statements set out on pages 1 to 39 and have received all the information and explanations which we considered necessary. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain subsidiaries resident outside of Jamaica, which reflect revenues outside the Group of $486,092,000 and $364,815,000 for the years ended 30 April 2005 and 1 May 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries is based solely on the reports of the other auditors.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our examination and on the reports of the auditors of those subsidiaries not audited by us, proper accounting records have been kept and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of the Group and the company as at 30 April 2005 and of the results of operations, changes in stockholders' equity of the Group and the company and cash flows of the Group for the year then ended, and have been prepared in accordance with International Financial Reporting Standards and comply with the provisions of the Jamaican Companies Act

PricewaterhouseCoopers
Chartered Accountants
Kingston, Jamaica

Jamaica Broilers Group Limited
Group Profit and Loss Account
Year ended 30 April 2005

	Note	30 April 2005 $'000	1 May 2004 $'000
Turnover	3	9,146,538	8,173,181
Cost of sales		(6,871,281)	(6,008,011)
Gross Profit		2,275,257	2,165,170
Other operating income	4	433,180	38,452
Distribution costs		(239,055)	(225,506)
Administrative and other expenses		(1,484,197)	(1,332,577)
Operating Profit	5	985,185	645,539
Finance costs	7	(1,752)	(39,258)
Profit before Taxation		983,433	606,281
Taxation	8	(261,521)	(144,971)
Net Profit		721,912	461,310
Dealt with in the financial statements of:			
Holding company		694,680	277,354
Subsidiaries	13	27,232	183,956
		Cents	Cents
Earnings Per Stock Unit	9	60.20	38.47

Jamaica Broilers Group Limited
Group Balance Sheet
30 April 2005

	Note	30 April 2005 $'000	1 May 2004 $'000
Non-Current Assets			
Property, plant and equipment	10	1,837,752	1,725,011
Investment properties	11	2,453	46,087
Investments	12	753,706	679,811
Deferred income taxes	14	10,524	25,799
Pension plan asset	15	218,900	153,300
		2,823,335	2,630,008
Current Assets			
Inventories	16	966,278	813,326
Biological assets	17	477,741	414,859
Receivables	18	926,976	648,130
Affiliates	19(a)	32,903	19,244
Taxation recoverable		15,074	822
Cash and short term investments	20	596,824	500,580
		3,015,796	2,396,961
Current Liabilities			
Payables	22	1,066,556	898,970
Taxation payable		197,041	92,471
Dividends payable	23	77,953	53,967
Borrowings	24	621,526	765,643
		1,963,076	1,811,051
Net Current Assets		1,052,720	585,910
		3,876,055	3,215,918
Stockholders' Equity			
Share capital	25	599,638	599,638
Capital reserve	26	839,221	858,631
Retained earnings		1,811,416	1,189,932
		3,250,275	2,648,201
Non-Current Liabilities			
Borrowings	24	230,476	212,834
Deferred income taxes	14	383,059	342,938
Post-employment obligation	15	7,100	6,800
Minority Interest		5,145	5,145
		3,876,055	3,215,918

Approved for issue by the Board of Directors on 27 July 2005 and signed on its behalf by:

R. Danvers Williams Director

Robert E. Levy Director

Jamaica Broilers Group Limited
Group Statement of Changes in Stockholders' Equity
Year ended 30 April 2005

	Note	Number of Shares	Share Capital	Capital Reserve	Retained Earnings	Total
		'000	$'000	$'000	$'000	$'000
Balance at 4 May 2003,		1,027,952	513,976	838,971	948,957	2,301,904
Unrealised gains on available-for-sale securities, net of taxes		-	-	3,849	-	3,849
Write back of deferred tax realized on sale of property			-	873	-	873
Translation gain	26	-	-	6,189	-	6,189
Net gains not recognised in profit and loss account		-	-	10,911	-	10,911
Bonus issue of shares	25	171,325	85,662	-	(85,662)	-
Transfer to reserves		-	-	8,749	(8,749)	-
Net profit		-	-	-	461,310	461,310
Dividends	23	-	-	-	(125,924)	(125,924)
Balance at 1 May 2004		1,199,277	599,638	858,631	1,189,932	2,648,201
Unrealised gains on available-for-sale securities, net of taxes		-	-	784	-	784
Translation gain	26	-	-	17,295	-	17,295
Net gains not recognised in profit and loss account		-	-	18,079	-	18,079
Realised gains on disposal of investment property	26			(37,489)	37,489	-
Net profit		-	-	-	721,912	721,912
Dividends	23	-	-	-	(137,917)	(137,917)
Balance at 30 April 2005		1,199,277	599,638	839,221	1,811,416	3,250,275

Jamaica Broilers Group Limited

Group Statement of Cash Flows

Year ended 30 April 2005

	30 April 2005 $'000	1 May 2004 $'000
Cash Flows from Operating Activities		
Net profit	721,912	461,310
Items not affecting cash:		
Goodwill impairment	-	10,254
Depreciation	187,466	181,910
(Gain)/loss on disposal of property, plant and equipment	(5,539)	18,329
Gain on disposal of investment properties	(110,899)	(5,993)
Gain on disposal of investment	(3,353)	-
Change in pension plan asset and post-employment obligations	(65,600)	(8,800)
Taxation expense	261,521	144,971
Interest income	(86,737)	(85,942)
Unrealised foreign exchange losses	12,482	9,066
Interest expense	75,756	114,813
	987,009	839,918
Changes in operating assets and liabilities:		
Inventories	(152,952)	(10,149)
Biological assets	(62,882)	(143,394)
Receivables	(303,726)	417,231
Affiliates	(13,660)	(19,935)
Payables	173,584	192,011
Translation gain on working capital of foreign subsidiaries	10,343	8,090
	637,716	1,283,772
Taxation paid	(114,289)	(40,214)
Cash provided by operating activities	523,427	1,243,558

Jamaica Broilers Group Limited

Group Statement of Cash Flows (Continued)

Year ended 30 April 2005

	30 April 2005 $'000	1 May 2004 $'000
Cash Flows from Operating Activities (Page 4)	523,427	1,243,558
Cash Flows from Investing Activities		
Purchase of property, plant and equipment	(299,234)	(300,845)
Proceeds from disposal of property, plant and equipment	4,564	20,397
Proceeds from disposal of investment properties	148,393	7,560
Purchase of investment property	-	(1,302)
Purchase of investments	(240,205)	(671,548)
Proceeds from sale of investment	169,663	120,370
Interest received	106,293	52,789
Cash used in investing activities	(110,526)	(772,579)
Cash Flows from Financing Activities		
Long term loans, net	(245,593)	(45,611)
Interest paid	(77,229)	(114,422)
Dividends paid	(113,931)	(102,796)
Cash used in financing activities	(436,753)	(262,829)
(Decrease)/increase in cash and cash equivalents	(23,852)	208,150
Effect of changes in exchange rates on cash and cash equivalents	979	2,921
Cash and cash equivalents at beginning of year	170,159	(40,912)
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 21)	147,286	170,159

Jamaica Broilers Group Limited
Company Balance Sheet
30 April 2005

	Note	30 April 2005 $'000	1 May 2004 $'000
Non-Current Assets			
Property, plant and equipment	10	1,280,003	1,177,352
Investment properties	11	-	42,229
Investments	12	606,163	609,769
Interest in subsidiaries	13	1,332,602	1,305,370
Pension plan asset	15	189,500	129,600
		3,408,268	3,264,320
Current Assets			
Inventories	16	845,740	684,629
Biological assets	17	221,322	221,489
Receivables	18	552,262	481,734
Affiliates	19(a)	32,903	19,244
Cash and short term investments	20	546,135	460,697
		2,198,362	1,867,793
Current Liabilities			
Payables	22	813,790	751,537
Taxation payable		163,949	91,201
Subsidiaries		211,923	384,880
Dividends payable	23	77,953	53,967
Borrowings	24	578,888	754,398
		1,846,503	2,035,983
Net Current Assets/(Liabilities)		351,859	(168,190)
		3,760,127	3,096,130
Stockholders' Equity			
Share capital	25	599,638	599,638
Capital reserve	26	839,221	858,631
Retained earnings		1,811,416	1,189,932
		3,250,275	2,648,201
Non-Current Liabilities			
Borrowings	24	188,239	162,275
Deferred income taxes	14	315,713	280,054
Post-employment obligation	15	5,900	5,600
		3,760,127	3,096,130

Approved for issue by the Board of Directors on 27 July 2005 and signed on its behalf by:

R. Danvers Williams Director

Robert E. Levy Director

Jamaica Broilers Group Limited
Company Statement of Changes in Stockholder's Equity
Year ended 30 April 2005

	Note	Number of Shares	Share Capital	Capital Reserve	Retained Earnings	Total
		'000	$'000	$'000	$'000	$'000
Balance at 4 May 2003		1,027,952	513,976	838,971	948,957	2,301,904
Unrealised gains on available-for-sale securities, net of taxes		-	-	3,849	-	3,849
Write back of deferred tax realized on sale of property				873	-	873
Translation gain	26	-	-	6,189	-	6,189
Net gains not recognised in profit and loss account		-	-	10,911	-	10,911
Bonus issue of shares	25	171,325	85,662		(85,662)	-
Transfer to reserves		-	-	8,749	(8,749)	-
Net profit		-	-	-	461,310	461,310
Dividends	23	-	-	-	(125,924)	(125,924)
Balance at 1 May 2004		1,199,277	599,638	858,631	1,189,932	2,648,201
Unrealised gains on available-for-sale securities, net of taxes		-	-	784	-	784
Translation gain	26	-	-	17,295	-	17,295
Net gains not recognised in profit and loss account		-	-	13,079	-	18,079
Realised gains on disposal of investment property				(37,489)	37,489	-
Net profit		-	-	-	721,912	721,912
Dividends	23	-	-	-	(137,917)	(137,917)
Balance at 30 April 2005		1,199,277	599,638	839,221	1,811,416	3,250,275

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

1. Identification

Jamaica Broilers Group Limited (the company) is a company limited by shares, incorporated and domiciled in Jamaica. Its registered office is located at Content, McCooks Pen, St. Catherine.

The principal activities of the company and its subsidiaries (the Group) include the production and distribution of poultry, beef, fish, animal feeds and agricultural items (Note 2(b)).

The company is listed on the Jamaica Stock Exchange.

All amounts in these financial statements are stated in Jamaican dollars except where otherwise noted.

2. Summary of Significant Accounting Policies

(a) Basis of preparation

These financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS), and have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investment securities.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Consolidation

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated on a line-by-line basis.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

The financial statements of the holding company have been prepared on the equity basis whereby its share of the post acquisition changes in the net assets of subsidiaries is recognised as an increase or decrease in investment and retained earnings and reserves.

Inter-company transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2. Summary of Significant Accounting Policies

(b) Consolidation (Continued)

Subsidiaries (Continued)

The group financial statements include the financial statements of the company and its operating divisions and subsidiaries as follows:

	Principal Activities	% Ownership at 30 April 2005
Resident in Jamaica:		
Operating divisions		
Best Dressed Chicken	Poultry production and feed milling, feed sales / retailers of farming equipment and supplies	100
Best Dressed Foods	Distributors of chicken, beef and fish	100
Content Agricultural Products	Beef production	100
Jamaica Eggs Services	Pullet production	100
Subsidiaries		
Aquaculture Jamaica Limited and its wholly owned subsidiaries:	Fish farming	100
Aqualapia Limited	Fish farming	100
Jamaica Freshwater Snapper Limited	Fish farming	100
T.Hart Farms Limited	Fish farming	100
Content Agricultural Products Limited	Property rental	100
Energy Associates Limited	Holding and investment company	100
Jabexco Limited	Non-trading	100
Jamaica Eggs Limited	Non-trading	100
Jamaica Poultry Breeders Limited	Hatching egg production	100
Levy Industries Limited and its subsidiaries:	Property rental	100
Caribbean Asbestos Products Limited	Non-trading	91
Caribbean Industrial Equipment Limited	Non-trading	91
Master Blend Feeds Limited	Property rental	100
West Indies Nutritional Corporation Limited	Manufacturers and distributors of feed ingredients	100
Best Dressed Chicken Limited	Non-trading	100
J. B. Trading Limited	Non-trading	100
Trafalgar Agriculture Development Limited	Non-trading	100
Resident outside of Jamaica:		
Atlantic United Insurance Company Limited, Cayman	Insurance	100
International Poultry Breeders LLC, U.S.A.	Hatching egg production	90
Jabexco Cayman Limited, Cayman	Non-trading	40
JBG (UK) Limited and its associated company:	Non-trading	100
JPH Investments Limited, U.K.	Non-trading	50
Wincorp International, Inc., U.S.A. and its subsidiary:	Procurers and distributors of agricultural and industrial supplies	100
Consolidated Freight and Shipping, Inc.	Ocean freight consolidator	100

Jabexco Cayman Limited is consolidated in these financial statements on the basis of significant control exercised by Jamaica Broilers Group Limited over the financial and operating policies of the company by virtue of an agreement with other investors.

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

2. Summary of Significant Accounting Policies

(c) Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

Foreign currency transactions are accounted for at the exchange rates prevailing at the dates of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the closing exchange rate. Exchange differences resulting from the settlement of transactions at rates different from those at the dates of the transactions, and unrealised foreign exchange differences on unsettled foreign currency monetary assets and liabilities are recognised in the profit and loss account.

Assets and liabilities of foreign subsidiaries are translated at exchange rates at the balance sheet date, while profit and loss account and cash flow items are translated at average rates over the year. Differences resulting from the use of these different exchange rates are reflected in capital reserves.

(e) Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation. Land is carried at cost and is not depreciated.

Depreciation is calculated on the straight line basis at such rates as will write off the carrying value of the assets over the period of their expected useful lives. The expected useful lives are as follows:

Freehold buildings	11 – 100 years
Leasehold property	Life of lease
Machinery and equipment	4 – 33 years
Furniture and fixtures	10 years
Motor vehicles	3 – 5 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining profit.

Repairs and maintenance expenditure is charged to the profit and loss account during the financial period in which it is incurred.

(f) Investment properties

Investment properties are held for long-term rental yields and are not occupied by the Group. Investment properties are treated as long-term investments and are carried at deemed cost less accumulated depreciation. Freehold buildings are depreciated on the straight line basis over their expected useful lives of 11-100 years.

2. Summary of Significant Accounting Policies (Continued)

(g) Goodwill

Goodwill arising on consolidation is amortised over its economic useful life, estimated to be 10 years. Goodwill is subject to annual impairment tests and is written off if impaired.

(h) Impairment of non-current assets

Property, plant and equipment and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the greater of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which separate cash flows can be identified.

(i) Investments

Investments are classified into the following categories: available-for-sale securities and held-to-maturity investments. Management determines the appropriate classification of investments at the time of purchase.

Available-for-sale securities are those intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or market prices. They are initially recognised at cost, which includes transaction costs, and subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. Unrealised gains and losses arising from changes in fair value of available-for-sale securities are recognised in stockholders' equity. When the securities are disposed of or impaired, the related accumulated unrealised gains or losses included in stockholders' equity are transferred to the profit and loss account.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of investments are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. The cost of purchase includes transaction costs. Unquoted securities are recorded initially at cost. They are subsequently measured at fair value. Equity securities for which fair values cannot be measured reliably are recognised at cost, less a provision for impairment.

Investments in subsidiaries are stated in the company's financial statements at fair value, which is determined on the basis of the company's share of post-acquisition changes in the net assets of the subsidiaries.

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

2. Summary of Significant Accounting Policies (Continued)

(j) Taxation

Taxation on the profit or loss for the year comprises current and deferred tax. Current and deferred taxes are recognised as income tax expense or benefit in the profit and loss account except, where they relate to items recorded in stockholders' equity, they are also charged or credited to stockholders' equity.

(i) Current taxation

Current tax is the expected taxation payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable and tax losses in respect of previous years.

(ii) Deferred income taxes

Deferred tax liabilities are recognised for temporary differences between the carrying amounts of assets and liabilities and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognised for temporary differences which will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates.

Current and deferred tax assets and liabilities are offset when they arise from the same taxable entity, relate to the same Tax Authority and when the legal right of offset exists.

(k) Employee benefits

(i) Pension obligations

(a) The Group operates a defined benefit plan, the assets of which are generally held in separate trustee-administered funds. The pension plan is funded by payments from employees and by the relevant companies, taking into account the recommendations of qualified actuaries.

The asset in respect of a defined benefit plan is the difference between the present value of the defined benefit obligation at the balance sheet date and the fair value of plan assets, adjusted for unrecognised actuarial gains/losses and past service cost. Where a pension asset arises, the amount recognised is limited to the net total of any cumulative unrecognised net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in future contributions to the plan. The pension costs are assessed using the Projected Unit Credit Method. Under this method, the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of the employees in accordance with the advice of the actuaries. The pension obligation is measured at the present value of the estimated future cash outflows using estimated discount rates based on market yields on Government securities which have terms to maturity approximating the terms of the related liability.

A portion of actuarial gains and losses is recognised in the profit and loss account if the net cumulative unrecognised actuarial gains or losses at the end of the previous reporting period exceeded 10 percent of the greater of the present value of the gross defined benefit obligation and the fair value of plan assets at that date. Any excess actuarial gains or losses are recognised in the profit and loss account over the average remaining service lives of the participating employees.

2. Summary of Significant Accounting Policies (Continued)

(k) Employee benefits (Continued)

(i) Pension obligations (continued)

(b) An overseas subsidiary operates a defined contribution plan. The subsidiary's contributions are based primarily on employee participation. Once the contributions have been paid, the subsidiary has no further legal or constructive obligations.

(ii) Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after the balance sheet date are discounted to present value.

(iii) Leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Where amounts determined are insignificant, they are included in accounts payable.

(iv) Other post-employment benefits

The Group also provides supplementary medical and life insurance benefits to qualifying employees upon retirement. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually by qualified actuaries.

(v) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's stockholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined as follows:

(i) Processed broilers, beef and fish at accumulated cost of growing and processing, or landed cost.

(ii) Finished feeds and fertilisers at cost of production.

(iii) All other items of inventory at landed cost or purchase price.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of selling expenses.

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

2. Summary of Significant Accounting Policies (Continued)

(m) Biological assets
Biological assets which include fish, cattle, flocks in field together with breeder and layer flocks and pullets are stated at cost as no reliable measure for determining fair value has been identified. Cost is determined as the accumulated cost of livestock, feed medication, and in respect of breeder flocks, accumulated production costs.

(n) Trade receivables
Trade receivables are carried at anticipated realisable value. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying value and the present value of estimated future cash flows, discounted at the market rate of interest for similar borrowings. The amount of the provision is recognised in the profit and loss account.

(o) Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents comprise cash at bank and in hand, short term deposits and investments with original maturity dates of ninety days or less, net of short term loans and bank overdrafts. Cash and cash equivalents are carried at cost in the balance sheet.

(p) Trade payables
Trade payables are stated at their nominal value.

(q) Borrowings
Borrowings are recognised initially at proceeds received. Borrowings are subsequently stated at amortised cost using the effective yield method. Any difference between proceeds and the redemption value is recognised in the profit and loss account over the period of the borrowings.

(r) Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(s) Leases
As lessee -
Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognised at the inception of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments. Each lease payment is allocated between the liability and interest charges so as to produce a constant rate of charge on the lease obligation. The interest element of the lease payments is charged to the profit and loss account over the lease period.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease.

2. Summary of Significant Accounting Policies (Continued)

(t) Revenue recognition

(i) Sales

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of General Consumption Tax, and after deducting discounts and allowances.

(ii) Interest income/expense

Interest income and expense are recognised in the profit and loss account for all interest bearing instruments on an accrual basis using the effective yield method based on the actual purchase price. Interest income includes coupons earned on fixed income investments and accrued discount on other discounted instruments.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(u) Financial instruments

Financial instruments carried on the balance sheet include cash, investments, receivables, balances with affiliates, payables, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The determination of the fair values of the Group's financial instruments is discussed in Note 28.

(v) Dividend distribution

Dividend distribution is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Board of Directors.

(w) Comparative information

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3. Segmental Financial Information

The Group is organised into three primary business segments:

(a)	Poultry Operations	-	The rearing of poultry for fertile egg production and for sale, as well as processed broilers.
(b)	Feed and Farm Supplies	-	The manufacture and sale of animal feeds, and the retailing of agricultural items.
(c)	Fish Operations	-	The grow out, processing and sale of fish.

Other operations of the Group include the sale of feed ingredients and cattle rearing.

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

3. Segmental Financial Information (Continued)

	2005					
	Poultry Operations $'000	Feed and Farm Supplies $'000	Fish Operations $'000	Other $'000	Eliminations $'000	Group $'000
External revenues	5,155,253	2,696,313	347,117	947,855	-	9,146,538
Revenue from other segments	27,774	345,960	-	813,179	(1,186,913)	-
Total revenue	5,183,027	3,042,273	347,117	1,761,034	1,186,913	9,146,538
Segment result	580,214	455,674	(58,961)	114,329	-	1,091,256
Insurance claim						210,925
Unallocated corporate expenses						(514,007)
Gain on disposals of investment property						110,899
Settlement of Co-Generation lawsuit, net						86,112
Operating profit						985,185
Finance costs, net						(1,752)
Profit before tax						983,433
Income tax expense						(261,521)
Net profit						721,912
Segment assets	3,441,306	664,514	400,260	1,483,775	(2,590,148)	3,299,707
Unallocated corporate assets						2,539,424
Total assets						5,839,131
Segment liabilities	(1,764,589)	(373,551)	(421,485)	(655,571)	2,637,257	(577,939)
Unallocated corporate liabilities						(2,010,917)
Total liabilities						(2,588,856)
Other segment items-						
Capital expenditure	228,491	4,709	15,652	50,382	-	299,234
Depreciation	125,831	2,184	19,752	39,049	-	186,816
Unallocated depreciation						650
Total depreciation						187,466

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

3. Segmental Financial Information (Continued)

	2004					
	Poultry Operations	Feed and Farm Supplies	Fish Operations	Other	Eliminations	Group
	$'000	$'000	$'000	$'000	$'000	$'000
External revenues	4,597,825	2,458,585	293,745	823,026	-	8,173,181
Revenue from other segments	20,969	134,358	-	682,498	(837,825)	-
Total revenue	4,618,794	2,592,943	293,745	1,505,524	(837,825)	8,173,181
Segment result	741,054	318,292	(68,606)	191,192	(386)	1,181,546
Unallocated corporate expenses						(536,007)
Operating profit						645,539
Finance costs, net						(39,258)
Profit before tax						606,281
Income tax expense						(144,971)
Net profit						461,310
Segment assets	3,231,235	712,868	340,819	1,698,390	(2,437,873)	3,545,439
Unallocated corporate assets						1,481,530
Total assets						5,026,969
Segment liabilities	(2,082,839)	(435,641)	(252,903)	(347,507)	2,466,205	(652,685)
Unallocated corporate liabilities						(1,726,083)
Total liabilities						(2,378,768)
Other segment items-						
Capital expenditure	196,272	30,375	41,525	33,975	-	302,147
Depreciation	129,802	16,659	18,599	16,282	-	181,342
Unallocated depreciation						568
Total depreciation						181,910

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

4. Other Operating Income

	30 April 2005 $'000	1 May 2004 $'000
Profit on disposal of investment property	110,899	-
Insurance claim (a)	210,925	-
Settlement of Co-Generation lawsuit, net (b)	86,112	-
Other	25,244	38,452
	433,180	38,452

(a) The amount represents business interruption claims as a result of Hurricane Ivan in September 2004.

(b) During the year the company was successful in a lawsuit against Equitable Energy Resources with regards to the operation of the Co-Generation Plant. The amount is shown net of legal expenses of $55,338,000.

5. Operating Profit

The following have been charged/(credited) in arriving at operating profit:

	30 April 2005 $'000	1 May 2004 $'000
Auditors' remuneration		
Current year	10,708	9,172
Depreciation	187,466	181,910
Directors' emoluments -		
Fees	2,960	2,880
Management remuneration (included in staff costs)	75,030	36,176
(Gain)/loss on disposal of property, plant and equipment.	(5,539)	18,329
Goodwill impairment	-	10,254
Gain on disposal of investment properties	(110,899)	(5,993)
Operating lease expense	6,980	19,022
Staff costs (Note 6)	1,419,165	1,152,673

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

6. Staff Costs

	30 April 2005 $'000	1 May 2004 $'000
Wages, salaries and contractors' costs	1,221,972	936,930
Payroll taxes – Employer's portion	79,068	55,666
Pension costs - defined contribution plan	1,772	1,431
Pension costs - defined benefit plan (Note 15)	(37,700)	13,000
Other post-retirement benefits (Note 15)	1,000	900
Termination costs	11,621	6,774
Other	141,432	137,972
	1,419,165	1,152,673

The number of persons employed by the Group at the year end were as follows:

	30 April 2005 No.	1 May 2004 No.
Full-time	270	254
Part-time	73	52
Contractors and their employees	1,203	1,212
	1,546	1,518

7. Finance Costs

	30 April 2005 $'000	1 May 2004 $'000
Interest and other investment income	86,737	85,942
Foreign exchange losses	(12,733)	(10,387)
Interest expense		
Bank borrowings and charges	(75,756)	(113,227)
Finance leases	-	(1,586)
	(1,752)	(39,258)

Jamaica Broilers Group Limited

Notes to the Financial Statements

30 April 2005

8. Taxation

(a) The egg production operation of Jamaica Poultry Breeders Limited was relieved from income tax until 1989 by virtue of the provisions of the Industrial Incentives Act. With effect from 1990 the egg production and crop growing operations are relieved from income tax for ten years under the provisions of the Income Tax (Approved Farmers) Act. A further five year period of relief was granted in 2000 by the Ministry of Finance. The company is now liable for tax for the year ended 30 April 2005.

Subject to agreement with the Taxpayer Audit and Assessment Department, profits in the holding and subsidiary companies that are available for distribution to stockholders resident in Jamaica, without deduction of income tax, amount to nil (2004 - $179,594,000).

(b) Taxation is based on the profit for the year adjusted for tax purposes and comprises:

	30 April 2005 $'000	1 May 2004 $'000
Income tax at 33 1/3%	207,837	107,993
Prior year over-provision	(1,712)	(23,669)
Deferred taxation (Note 14)	55,396	60,647
	261,521	144,971

The tax on the Group's profit differs from the theoretical amount that would arise using the applicable tax rate of 33⅓%, as follows:

	30 April 2005 $'000	1 May 2004 $'000
Profit before taxation	983,433	606,281
Tax calculated at a tax rate of 33⅓%	327,811	202,094
Adjusted for the effects of:		
Expenses not allowed	4,139	-
Income not subject to tax	(52,171)	(25,362)
Prior year over-provision	(1,712)	(23,669)
Expenses not deductible for tax purposes and other allowances	(16,546)	(8,092)
	261,521	144,971

Subject to agreement with the Taxpayer Audit and Assessment Department, losses available for offset against future profits of certain local subsidiaries amount to approximately $9,726,000 (2004 – $11,513,000).

An overseas subsidiary has net operating losses of $25,469,000 (2004 – $62,474,000) available for carry forward and offset against future taxable profits.

Jamaica Broilers Group Limited

Notes to the Financial Statements
30 April 2005

9. Earnings Per Stock Unit

The calculation of earnings per 50 cents ordinary stock unit is based on the group net profit and 1,199,277,000 ordinary stocks units in issue.

10. Property, Plant and Equipment

	The Group							
	Freehold Land	Freehold Buildings	Leasehold Property	Machinery & Equipment	Furniture & Fixtures	Motor Vehicles	Capital Work in Progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At Cost -								
At 2 May 2004	75,726	1,006,179	33,571	1,360,338	246,822	291,686	101,395	3,115,717
Additions	166	9,336	639	69,108	21,278	45,814	152,893	299,234
Translation	155	195	158	1,317	121	264	8	2,218
Disposals	-	(34)	-	(9,537)	(696)	(16,626)	-	(26,893)
Transfers/reclassifications	(37,834)	65,762	22,580	12,186	139,355	2,238	(194,496)	9,791
At 30 April 2005	38,213	1,081,438	56,948	1,433,412	406,880	323,376	59,800	3,400,067
Depreciation -								
At 2 May 2004	-	362,928	15,155	644,049	145,783	222,791	-	1,390,706
Charge for the year	-	28,289	2,113	98,502	31,715	26,847	-	187,466
Translation	-	73	102	956	92	214	-	1,437
Relieved on disposals	-	(25)	-	(7,178)	(532)	(13,518)	-	(21,253)
Transfers/reclassifications	-	(9,022)	16,630	(21,952)	21,357	(3,054)	-	3,959
At 30 April 2005	-	382,243	34,000	714,377	198,415	233,280	-	1,562,315
Net Book Value -								
At 30 April 2005	38,213	699,195	22,948	719,035	208,465	90,096	59,800	1,837,752
At 1 May 2004	75,726	643,251	18,416	716,289	101,039	68,895	101,395	1,725,011

Jamaica Broilers Group Limited

Notes to the Financial Statements

30 April 2005

10. Property, Plant and Equipment (Continued)

	The Company							
	Freehold Land	Freehold Buildings	Leasehold Property	Machinery & Equipment	Furniture & Fixtures	Motor Vehicles	Capital Work in Progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At Cost -								
At 2 May 2004	48,102	448,763	9,718	1,063,175	227,839	249,002	59,162	2,105,761
Additions	166	871	-	61,325	20,809	40,029	113,287	236,487
Disposals	-	-	-	(1,416)	(174)	(10,296)	-	(11,886)
Transfers/reclassifications	(37,825)	45,678	225	(5,206)	128,203	2,241	(126,366)	6,950
At 30 April 2005	10,443	495,312	9,943	1,117,878	376,677	280,976	47,083	2,337,312
Depreciation -								
At 2 May 2004	-	136,150	-	467,931	133,820	190,508	-	928,409
Charge for the year	-	12,348	-	72,459	30,054	21,877	-	136,738
Relieved on disposals	-	-	-	(1,221)	(23)	(9,057)	-	(10,301)
Transfers/reclassifications	-	5,593	-	(13,174)	10,209	(165)	-	2,463
At 30 April 2005	-	154,091	-	525,995	174,060	203,163	-	1,057,309
Net Book Value -								
At 30 April 2005	10,443	341,221	9,943	591,883	202,617	77,813	46,083	1,280,003
At 1 May 2004	48,102	312,613	9,718	595,244	94,019	58,494	59,162	1,177,352

Included in property, plant and equipment for the Group are motor vehicles and equipment with net book value of $5,301,000 (2004 - $9,947,000), which are being acquired under finance leases.

Jamaica Broilers Group Limited

Notes to the Financial Statements

30 April 2005

11. Investment Properties

	The Group			The Company		
	Land	Freehold Buildings	Total	Land	Freehold Buildings	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Cost -						
At 2 May 2004	32,000	28,521	60,521	32,000	22,717	54,717
Disposal	(32,000)	(24,932)	(56,932)	(32,000)	(22,717)	(54,717)
At 30 April 2005	-	3,589	3,589	-	-	-
Accumulated depreciation -						
At 2 May 2004	-	14,485	14,485	-	12,488	12,488
Charge for the year	-	60	60	-	-	-
On disposal	-	(13,409)	(13,409)	-	(12,488)	(12,488)
At 30 April 2005	-	1,136	1,136	-	-	-
Net book value						
30 April 2005	-	2,453	2,453	-	-	-
1 May 2004	32,000	14,087	46,087	32,000	10,229	42,229

Rental income and repairs and maintenance expenditure in relation to investment properties amounted to $1,638,000 (2004 - $2,501,000) and $421,000 (2004 - $1,452,000) respectively for the Group and the company.

12. Investments

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
Available-for-sale-				
Government of Jamaica securities	133,041	87,811	-	30,000
Quoted equities	7,630	6,837	7,630	6,837
Unquoted equities (a)	1,425	1,425	623	623
Debenture (b)	184,950	-	184,950	-
Other	13,700	11,429	-	-
	340,746	107,502	193,203	37,460
Held-to-maturity -				
Government of Jamaica securities	412,960	572,309	412,960	572,309
	753,706	679,811	606,163	609,769

12. Investments (Continued)

(a) Included in unquoted equities is $802,000, which represents the company's investment in EAL/ERI Cogeneration Partners, L.P, a limited partnership, through the company's wholly-owned subsidiary, Energy Associates Limited.

(b) The amount represents a debenture purchased from Teachers Insurance and Annuity Association of America. The debenture was originally issued to EAL/ERI Cogeneration Partners, L.P, of which the company is a partner.

The weighted average effective interest rate on Government of Jamaica securities was 11.78% (2004 – 11.85%).

13. Interest in Subsidiaries

	The Company	
	30 April 2005 $'000	1 May 2004 $'000
Shares at cost	81,964	81,964
Accumulated post acquisition change in net assets at start of year	1,223,406	1,032,388
Net assets from subsidiaries	27,232	191,018
Accumulated post acquisition change in net assets at end of year (Note 14)	1,250,638	1,223,406
	1,332,602	1,305,370

Net assets from subsidiaries consist of the following:

	The Company	
	30 April 2005 $'000	1 May 2004 $'000
Share of profits for the year	170,979	183,956
Dividend received	(143,747)	-
Share of reserves for the year	-	7,062
Net assets from subsidiaries	27,232	191,018

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

14. Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences under the liability method using an effective tax rate of 33 1/3 %.

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Deferred tax assets	10,524	25,799	-	-
Deferred tax liabilities	(383,059)	(342,938)	(315,713)	(280,054)
	(372,535)	(317,139)	(315,713)	(280,054)

The movement on the deferred income tax account is as follows:

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Balance at start of year	(317,139)	(257,365)	(280,054)	(225,718)
Credited to equity	-	873	-	-
Charged to profit and loss account (Note 8)	(55,396)	(60,647)	(35,659)	(54,336)
Balance as at end of year	(372,535)	(317,139)	(315,713)	(280,054)

14. Deferred Income Taxes (Continued)

The deferred tax assets and liabilities at the end of the year are as follows:

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Deferred income tax assets				
Unrealised foreign exchange losses	-	15,966	-	15,966
Tax losses unused	11,135	25,093	-	-
Other	6,684	3,937	5,182	178
	17,819	44,996	5,182	16,144
Deferred income tax liabilities				
Pension and other post-employment benefits	68,348	41,333	60,748	41,333
Accelerated tax depreciation	307,744	320,802	255,373	254,865
Unrealised foreign exchange gains	4,774	-	4,774	-
Other	9,488	-	-	-
	390,354	362,135	320,895	296,198
Deferred tax liability (net)	372,535	317,139	315,713	280,054

The deferred tax charged/(credited) in the profit and loss account comprises the following temporary differences:

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Unrealised foreign exchange gains	20,740	24,106	20,740	24,106
Accelerated tax depreciation	(13,058)	25,597	508	26,544
Pensions and other post-employment benefits	27,015	2,700	19,415	2,700
Tax losses	13,958	6,167	-	-
Other temporary differences	6,741	2,077	(5,004)	986
	55,396	60,647	35,659	54,336

Deferred income tax liabilities have not been provided for in respect of the withholding and other taxes that would be payable on the undistributed earnings of certain subsidiaries to the extent that such earnings are permanently reinvested. Such undistributed earnings totalled $1,250,638,000 (2004 - $1,223,406,000) (Note 13).

15. Retirement Benefit Asset/Obligation

Amounts recognised in the balance sheet are as follows:

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
Pension scheme	(218,900)	(153,300)	(189,500)	(129,600)
Other post-employment benefits	7,100	6,800	5,900	5,600

(a) Pension scheme

The Group participates in a defined benefit scheme, which is open to all permanent employees and administered by an external agency. The plan provides benefits to members based on average earnings for the final two years service or the two years in which the highest salaries of the employee have been earned. The defined benefit scheme is valued by independent actuaries annually using the Projected Unit Credit Method. The latest actuarial valuation was carried out as at 30 April 2005.

The defined benefit asset recognised in the balance sheet was determined as follows:

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
Present value of obligations	525,300	415,300	476,900	374,100
Fair value of plan assets	(1,185,200)	(920,600)	(1,076,000)	(829,500)
	(659,900)	(505,300)	(599,100)	(455,400)
Unrecognised actuarial gains	441,000	352,000	409,600	325,800
	(218,900)	(153,300)	(189,500)	(129,600)

Pension plan assets include investment in ordinary stock units of the company with a fair value of $23,087,000 (2004 - $14,641,000).

The movement in the defined benefit asset during the year is as follows:

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
At beginning of year	(153,300)	(144,300)	(129,600)	(121,400)
Amounts recognised in the profit and loss account	(37,700)	13,000	(35,400)	10,300
Contributions paid	(27,900)	(22,000)	(24,500)	(18,500)
At end of year	(218,900)	(153,300)	(189,500)	(129,600)

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

15. Retirement Benefit Asset/Obligation (Continued)

(a) Pension scheme (Continued)

The amount recognised in the profit and loss account is determined as follows:

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
Current service cost	19,700	17,000	16,800	14,300
Interest cost	50,900	51,000	45,900	46,200
Expected return on plan assets	(93,900)	(57,800)	(84,600)	(52,400)
Net actuarial gains recognised in year	(14,400)	-	(13,500)	-
Gains on curtailments and settlements	-	2,800	-	2,200
Total included in staff costs (Note 6)	(37,700)	13,000	(35,400)	10,300
Actual return on plan assets	228,800	432,200	213,000	391,000

The principal actuarial assumptions used were as follows:

	30 April 2005	1 May 2004
Discount rate	12.50%	12.50%
Expected return on plan assets	10.00%	10.00%
Future salary increases	9.00%	8.50%
Future pension increases	5.00%	5.00%

(b) Other post-employment benefits

In addition to pension benefits, the Group offers retirees medical and life insurance benefits. Funds are not built up to cover the obligations under these retirement benefit schemes. The method of accounting and frequency of valuations are similar to those used for the defined benefit pension scheme. In addition to the assumptions used for the pension scheme, the main actuarial assumption is a long term increase in health costs of 11% per year (2004 - 11% per year).

Jamaica Broilers Group Limited

Notes to the Financial Statements

30 April 2005

15. Retirement Benefit Asset/Obligation (Continued)

(b) Other post-employment benefits (Continued)

The liability recognised in the balance sheet was determined as follows:

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
Present value of obligations	8,600	8,600	7,300	7,300
Unrecognised actuarial losses	(1,500)	(1,800)	(1,400)	(1,700)
	7,100	6,800	5,900	5,600

The movement in the liability during the year is as follows:

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
At beginning of year	6,800	6,600	5,600	5,500
Amounts recognised in the profit and loss account	1,000	900	900	700
Contributions paid	(700)	(700)	(600)	(600)
At end of year	7,100	6,800	5,900	5,600

The amount recognised in the profit and loss account is as follows:

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
Interest cost included in staff costs (Note 6)	1,000	900	900	700

Jamaica Broilers Group Limited
Notes to the Financial Statements
30 April 2005

16. Inventories

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Processed broilers, beef and fish	206,196	82,920	205,285	81,575
Grain and feed ingredients	300,037	402,441	223,555	301,779
Inventories for resale and spares	416,696	282,611	384,253	258,766
Goods in transit and others	64,848	45,354	53,792	42,509
	987,777	813,326	866,885	684,629
Provision for obsolescence	(21,499)	-	(21,145)	-
	966,278	813,326	845,740	684,629

17. Biological Assets

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Poultry	330,174	331,250	182,177	194,166
Fish	108,421	56,286	-	-
Cattle	39,146	27,323	39,145	27,323
	477,741	414,859	221,322	221,489

The movement in biological assets was determined as follows:

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
At start of year	414,859	271,465	221,489	153,813
Increases due to purchases	1,737,954	2,851,756	1,566,475	2,007,773
Decreases due to sales	(1,675,072)	(2,708,362)	(1,566,642)	(1,940,097)
At end of year	477,741	414,859	221,322	221,489

18. Receivables

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Trade receivables	580,820	539,319	306,945	379,646
Receivables from directors	4,751	5,593	4,751	4,849
Equitable Energy Resources (a)	18,306	-	18,306	-
Jamaica Public Service Company (b)	48,608	-	48,608	-
Insurance claims receivable (c)	101,884	-	-	-
Prepayments	69,228	23,943	59,899	15,634
Other receivables	175,430	153,780	168,692	133,330
	999,027	722,635	607,201	533,459
Less: Provision for impairment and doubtful debts	(72,051)	(74,505)	(54,939)	(51,725)
	926,976	648,130	552,262	481,734

(a) The represents amount outstanding for the lawsuit settlement against Equitable Energy Resources (Note 4).

(b) The company manages the Co-generation plant; through this, an agreement was established where excess supply is sold to Jamaica Public Service Company; the amount represents balance at year end.

(c) The amount represents business interruption claims as a result of Hurricane Ivan in September 2004.

19. Related Party Transactions and Balances

(a) Amount due from affiliated companies:

	The Group and The Company	
	30 April 2005 $'000	1 May 2004 $'000
Portland Corporation Limited	10	10
Jamaica Broilers Employees Trust	32,893	19,234
	32,903	19,244

(b) Transactions and balances with Directors and their connected parties during the year are as follows:

	30 April 2005 $'000	1 May 2004 $'000
Amounts due from related parties	4,751	5,593
Interest and other expenses paid to related parties	20,300	19,340

19. Related Party Transactions and Balances (Continued)

(c) Transactions and balances with Officers during the year are as follows:

	30 April 2005 $'000	1 May 2004 $'000
Loan balances, net	274	310
Legal and professional fees	-	260

20. Cash and Short Term Investments

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Cash at bank and in hand	230,916	245,151	180,735	217,308
Short term investments	365,908	255,429	365,400	243,389
Included in cash and cash equivalents (Note 21)	596,824	500,580	546,135	460,697

The weighted average effective interest rate on short term deposits was 10.97% (2004 – 7.57%). These deposits have an average maturity of 30 days.

21. Cash and Cash Equivalents

	30 April 2005 $'000	1 May 2004 $'000
Cash and short term investments (Note 20)	596,824	500,580
Short term borrowings and bank overdraft (Note 24)	(449,538)	(330,421)
	147,286	170,159

Jamaica Broilers Group Limited

Notes to the Financial Statements

30 April 2005

22. Payables

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Trade payables	667,521	578,439	446,718	476,759
Accrued charges	239,781	241,142	208,691	212,729
Statutory contributions payable	14,012	11,360	13,620	11,360
Jamaica Public Service Company	14,149	-	14,149	-
Other payables	131,093	68,029	130,612	50,689
	1,066,556	898,970	813,790	751,537

23. Dividends

	The Group and The Company	
	30 April 2005 $'000	1 May 2004 $'000
Interim – 5.0 cents per stock unit (2004 – 6.0 cents), paid	59,964	71,957
Final – 6.5 cents per stock unit (2004 – 4.5 cents), declared	77,953	53,967
	137,917	125,924

Jamaica Broilers Group Limited

Notes to the Financial Statements

30 April 2005

24. Borrowings

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
Non-Current				
Borrowings	223,219	206,372	180,982	155,813
Finance lease obligations	7,257	6,462	7,257	6,462
	230,476	212,834	188,239	162,275
Current				
Short term borrowings and bank overdraft (Note 22)	449,538	330,421	415,905	330,067
Current portion of non-current borrowings	171,988	435,222	162,983	424,331
	621,526	765,643	578,888	754,398
Total borrowings	852,002	978,477	767,127	916,673

The Group has long term financing agreements with several financial institutions as follows:

	The Group		The Company	
	30 April 2005 $'000	1 May 2004 $'000	30 April 2005 $'000	1 May 2004 $'000
(a) Citi-Merchant Bank Ltd – 3 year Bond - 20%	-	200,000	-	200,000
(b) American Banking Company US$2.37M - 1996/2006 - 9%	11,670	10,512	-	-
(c) Citibank N.A. -1999/2005 – 13%	-	2,684	-	2,684
(d) Citibank N.A. – US$4.5M – 2006 - 4.0%	102,750	232,913	102,750	232,913
(e) Jamaica Exporters Association Limited - US$500,000 - 2005 - 3%	-	10,432	-	10,432
(f) Bank of Nova Scotia/Development Bank of Jamaica -13%	36,300	42,350	36,300	42,350
(g) Development Bank of Jamaica 2004/2008 – 9.5%	28,572	22,857	-	-
(h) Bank of Nova Scotia/Export-Import Bank – 12%	-	78,871	-	78,871
(i) Citibank N.A. – US$1.08M – 2008 – 6.4%	59,573	-	59,573	-
(j) Citibank N.A. /Development Bank of Jamaica – 13%	140,175		140,175	-
(k) Sundry mortgages and loans	15,112	37,490	4,112	9,926
	394,152	638,109	342,910	577,176
Finance Lease Obligations 2001/2003–2004/2005 – various rates	8,312	9,947	8,312	9,430
	402,464	648,056	351,222	586,606
Less: Current portion of long term liabilities	(171,988)	(435,222)	(162,983)	(424,331)
	230,476	212,834	188,239	162,275

24. Borrowings (Continued)

Loans, guarantees and other banking facilities extended by Bank of Nova Scotia Jamaica Limited, Citibank N.A., and National Commercial Bank Jamaica Limited to the Group are secured by debentures governed by an intercreditor agreement between the parties. Guarantees by the holding company on behalf of all subsidiary companies have been provided (Note 30).

The Citi-Merchant Bank Ltd 3 year Bond was guaranteed by promissory notes.

The Development Bank of Jamaica Limited loan is repayable by 21 consecutive quarterly installments commencing March 2004. It is guaranteed by a promissory note to the value of the loan.

The Jamaica Exporters Association Limited loan was guaranteed by National Commercial Bank of Jamaica Limited.

Under the terms of certain agreements with the Bank of Nova Scotia Jamaica Limited and Citibank N.A, the company and the Group are required to maintain certain financial ratios. At 30 April 2005, the company was in compliance with these requirements.

25. Share Capital

	30 April 2005 $'000	1 May 2004 $'000
Authorised -		
1,209,324,000 Ordinary shares of 50 cents each	604,662	604,662
Issued and fully paid -		
1,199,277,000 Ordinary stock units of 50 cents each	599,638	599,638

In 2004 it was resolved that the authorised share capital of the company be increased to $605,000,000 by the creation of 172,000,000 ordinary shares of 50 cents each, such shares to rank pari passu with the existing ordinary shares of the company. From the authorised shares, 171,325,000 ordinary shares were then issued as bonus shares by the capitalisation of $85,662,000 from retained earnings on the basis of one share for every six stock units held as at 30 May 2004. These shares were then converted to stock units.

Jamaica Broilers Group Limited

Notes to the Financial Statements

30 April 2005

26. Capital Reserve

	The Group		The Company	
	30 April 2005	1 May 2004	30 April 2005	1 May 2004
	$'000	$'000	$'000	$'000
At beginning of year -				
Share premium	165,499	165,499	165,499	165,499
Realised capital gains	32,618	23,869	32,618	23,869
Unrealised surplus on revaluations	411,084	411,084	411,084	411,084
Reserve on consolidation	25,507	25,507	25,507	25,507
Fair value gain/(loss) on available-for-sale securities	3,627	(222)	3,627	(222)
Write back of deferred tax realised on sale of property	873	-	873	-
Gains on translation of financial statements of foreign subsidiaries	219,423	213,234	219,423	213,234
	858,631	838,971	858,631	838,971
Movements during the year -				
Fair value gain on available for sale securities	784	3,849	784	3,849
Write back of deferred tax realised on sale of property	-	873	-	873
Realised capital gain	-	8,749	-	8,749
Translation gain	17,295	6,189	17,295	6,189
Realised on disposal of investment property	(37,489)	-	(37,489)	-
At end of year	839,221	858,631	839,221	858,631
Consisting of -				
Share premium	165,499	165,499	165,499	165,499
Realised capital gains	32,618	32,618	32,618	32,618
Unrealised surplus on revaluations	373,595	411,084	373,595	411,084
Reserve on consolidation	25,507	25,507	25,507	25,507
Fair value gains on available-for-sale securities	4,411	3,627	4,411	3,627
Write back of deferred tax realised on sale of property	873	873	873	873
Gains on translation of financial statements of foreign subsidiaries	236,718	219,423	236,718	219,423
	839,221	858,631	839,221	858,631

27. National Housing Trust

Contributions to the National Housing Trust not included in these financial statements are recoverable in the years 2003 to 2005 as follows:

The Group	$243,000
The Company	$190,000

28. Fair Value of Financial Instruments

In assessing the fair value of financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at the balance sheet date. The estimated fair values have been determined using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts that the Group would realise in a current market exchange.

The face values, less any estimated credit adjustments, for financial assets and liabilities with a maturity of less than one year are estimated to approximate their fair values. These financial assets and liabilities included in the financial statements are cash and short term investments, receivables, payables, due from affiliates, short-term loans and bank overdraft.

The estimated fair values of the Group's other financial instruments are as follows:

Available-for-sale investments
Available-for-sale investments comprise marketable equity securities, and Government securities, and are fair valued annually at the balance sheet date. The fair value of available-for-sale investments is determined by reference to quoted market prices when available. If quoted market prices are not available then fair values are estimated on the basis of recognised valuation techniques.

Long term loans
Long term loans are carried at amortised cost reflecting their contractual obligations, and approximate fair values as the interest rates are reflective of current market rates for similar transactions.

29. Financial Risk Management

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt market prices, foreign currency exchange rates and interest rates. Management seeks to minimise potential adverse effects on the financial performance of the Group by applying procedures to identify, evaluate and manage these risks, based on guidelines set by the Board of Directors.

(a) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group is primarily exposed to such risks arising from its US Dollar transactions for purchases, and its US Dollar denominated investments. The Group balance sheet at 30 April 2005 includes aggregate net foreign liabilities of approximately US$4,352,000 (2004 – US$6,900,000) in respect of transactions arising in the ordinary course of business.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group has no significant concentrations of credit risk attached to trade receivables as the Group has a large and diverse customer base, with no significant balances arising from any single economic or business sector, or any single entity or group of entities. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Cash transactions are limited to high credit quality financial institutions. A significant level of investments is held in various forms of Government securities.

(c) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. At 30 April 2005, the Group's operating cash flows are substantially independent of changes in market interest rates. However, the Group has significant interest-bearing assets as disclosed in Notes 12 and 20, and interest-bearing liabilities as disclosed in Note 24.

(d) Liquidity risk

Liquidity risk is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments. Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

(e) Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Group manages this risk by ensuring, as far as possible, that financial assets and liabilities are matched to mitigate any significant adverse cash flows.

(f) Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual security or its issuer or factors affecting all securities traded in the market. At 30 April 2005, the Group had exposure to market risk, namely through its significant portfolio of interest rate sensitive investments and long- term loans.

30. Commitments and Contingencies

(a) The company has issued a letter of comfort indicating its intention to provide financial support to its subsidiary International Poultry Breeders LLC.

(b) The company had capital commitments at year end of $30,000,000 in respect of projects being undertaken (2004 - $48,630,000).

(c) The Group has obligations under long term operating leases for premises. Future minimum lease payments for such commitments are as follows:

	30 April 2005	1 May 2004
	$'000	$'000
Year ending May 2005	-	4,614
2006	6,156	10,576
2007	6,327	6,266
Post 2007	4,996	5,661
	17,479	27,117

31. Subsequent Events

(a) As part of the settlement of the suit against Equitable Energy Resources, subsequent to the year end, the company acquired the shares of ERI St Lucia, for a nominal value. The company was a subsidiary of Equitable Energy Resources and its acquisition by the company results in its ownership of the Co-generation Plant.

(b) Subsequent to the year end, West Indies Nutritional Corporation Limited (Wincorp) was placed into voluntary liquidation and the assets and liabilities were transferred into the Best Dressed Chicken Division of the company, pursuant to a scheme of amalgamation.

JAMAICA BROILERS GROUP LIMITED ("the Company")

For purposes of compliance with Rule 407A(vii) of the Jamaica Stock Exchange Rules, details of stockholdings of Directors and Senior Management and their connected persons as at **30th April 2005,** are set out hereunder:

DIRECTORS	S/HOLDING	CONNECTED PERSONS	S/HOLDING
R. Danvers Williams Chairman	500,000	Shirley Williams (Joint Holder) Ravers Limited	8,373,332
Robert E. Levy President & Chief Executive Officer	11,995,896	Portland Corp. Ltd.	199,453,256
Philip E. Levy	5,748,128	Portland Corp. Ltd.	199,453,256
Christopher Levy Vice President, Poultry Operations	3,892,527	-	-
Malcolm D.L. McDonald	NIL	-	-
I. V. (Polly) Brown	NIL	-	-
Trevor Dewdney	53,333	Trevor Dewdney Jr	9,318
Barrington A. Pryce	74,548		
Douglas Senior	72,533	Peta-Gay & Sydna Senior	9,318
Hirlie Williams	89,041	Gregory & Sydna Senior	18,636
Claudette Cooke Vice President, Human Resource Development & Public Relations	1,278,726	-	
Andrew Mahfood	1,000,000		

N.B. The Senior Management of the Company includes Messrs. Robert E. Levy and Christopher Levy and Mrs. Claudette Cooke, as above, and connected parties who held shares as is set in the table below,

The Directors of
Jamaica Broilers Group Ltd
announce the un-audited consolidated results for quarter ended April 30,2005

Commentary on un-audited 4th Quarter Results

The Directors of Jamaica Broilers Group Ltd are pleased to release the un-audited financial results for the quarter ended April 30, 2005. These statements have been prepared in accordance with, and comply with, International Financial Reporting Standards

The Group's turnover for this quarter, when compared to the corresponding period last year, showed an increase of 8% to $2.9 billion. Gross profits as a percentage of turnover, during the quarter , increased to 30% from 28% as a result of improved performances in the HIPRO Division.

During the quarter the Hurricane Ivan related Business Interruption insurance claims were finalised with our insurers, at approximately J$214million. Of this amount J$124 million was previously accounted for up to the third quarter.

Distribution costs reflect increases which are in keeping with inflation despite additional costs incurred related to off-site storage of higher than normal quantities of processed poultry.The issue of illegal imports which negatively impact the operations of local producers and small farmers is now being addressed by the Authorities.

Administrative costs includes exceptional costs incurred on legal and professional fees of approximately J$60 million related to the legal case that was brought by us against the majority partner in the Co-Generating electricity plant project. We are happy to report that the case was settled out of court and proceeds of J$141million brought to book in this quarter, as a separate line item.
Also included in admistrative expenses is the allocation of J$20million to the Jamaica Broilers Group Foundation which was incorporated in the year and a credit of $ 65 million in respect of an increase in the Pension Fund surplus.

Against this background , profit before tax for the quarter shows a 112% increase when compared to the corresponding period last year and profits after tax attributable to stockholders for the quarter was $330 million compared to $174 million. This equates to earnings per stock unit of 27.53 cents, up from 14.49 cents in 2004.

The staff, management and Board remain committed, under God's guidance, to maintaining shareholder value in the coming year.

Hon. R. Danvers Williams
Chairman

Robert E. Levy
President & Chief Executive Officer

July 14, 2005

Interim Consolidated Profit and Loss account for quarter ended April 30,2005

	Quarter ended April 30, 2005 $000	Quarter ended May 01,2004 $000	Thirteen periods to April 30, 2005 Unaudited $000	Thirteen periods to May 01,2004 (Audited) $000
Turnover	2,949,981	2,728,275	9,180,845	8,173,181
Cost of Sales	(2,074,635)	(1,961,177)	(6,902,046)	(6,008,011)
Gross Profit	875,346	767,098	2,278,799	2,165,170
Business Interruption Claim Proceeds	89,774		213,774	
Other operating income	(10,424)	14,010	24,637	38,452
Distribution Costs	(52,984)	(65,192)	(243,088)	(225,506)
Administrative and other expenses	(555,962)	(494,168)	(1,541,907)	(1,332,577)
Operating Profit	345,750	221,748	732,215	645,539
Finance costs (net)	4,374	8,981	(7,869)	(39,258)
Settlement re Co-Generating Plant	141,450		141,450	
Profit on sale of investment property	(1,852)	-	112,892	-
Profit before taxation	489,722	230,729	978,688	606,281
Taxation	(159,528)	(56,901)	(240,837)	(144,971)
Net Profit after taxation	330,194	173,828	737,851	461,310
Minority interest	-	-		
Net Profit attributable to stockholders of Holding Company	330,194	173,828	737,851	461,310
	-			
Earnings per Stock Unit-cents	27.53	14.49	61.52	38.47

Segment Reporting Information Consolidated - Thirteen periods ended April 30,2005

	Poultry Operations $000	Feed & Farm Supplies $000	Fish Operations $000	Other $000		Eliminations $000	Group Total $000
REVENUE							
External Sales	5,185,778	2,696,313	347,117	951,636		-	9,180,844
Inter-Segment Sales	27,774	345,960		813,179	-	1,186,913	-
Total revenue	5,213,552	3,042,273	347,117	1,764,815	-	1,186,913	9,180,844
RESULT							
Segment Result	580,214	455,674	(58,961)	104,741			1,081,669
Business interruption insurance proceeds							213,774
Unallocated corporate expenses							(563,228)
Finance costs (net)							(7,869)
Settlement re Co - Generating Plant							141,450
Profit on sale of Investment property							112,891
Profit Before Taxation							978,688
Taxation							(240,837)
Profit from ordinary activities After Taxation							737,851

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	3,439,209	664,514	400,260	2,845,324	1,167,225	(2,728,795)	5,787,737
Segment Liabilities	1,362,492	373,551	421,485	526,163	1,897,315	(2,594,209)	1,986,797

Segment Reporting Information Consolidated-Thirteen Periods ended May 01,2004

	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other		Eliminations	Group Total
	$000	$000	$000	$000		$000	$000
REVENUE							
External Sales	4,597,825	2,458,585	293,745	823,026			8,173,181
Inter-Segment Sales	20,969	134,358		682,498	-	(837,825)	-
Total revenue	**4,618,794**	**2,592,943**	**293,745**	**1,505,524**	**-**	**(837,825)**	**8,173,181**

	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other		Eliminations	Group Total
RESULTS							
Segment Result	741,054	318,292	(68,606)	191,192		(386)	1,181,546
Unallocated corporate expenses							(536,007)
Finance costs							(39,258)
Profit Before Taxation							**606,281**
Taxation							(144,971)
Profit from ordinary activities After Taxation							**461,310**

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Elimination	Group Total
Segment assets	3,231,235	712,868	340,819	1,698,390	1,481,530	(2,437,873)	5,026,969
Segment Liabilities	2,082,839	435,641	252,903	347,507	1,726,083	(2,466,205)	2,378,768

Consolidated Balance Sheet (condensed) as at April 30, 2005

	April 30 2005	May 01 2004 (Audited)
NET ASSETS EMPLOYED		
Fixed Assets	1,836,980	1,725,011
Investment Property	2,453	46,087
Held to Maturity Investments	412,958	572,309
Available-for-sale investments	326,261	107,502
Deferred tax asset	15,799	25,799
Pension Fund Surplus	218,244	153,300
Current Assets	2,990,841	2,396,961
Current Liabilities	(1,927,136)	(1,811,051)
	3,876,400	3,215,918
FINANCED BY		
Share Capital	599,638	599,638
Capital Reserve	859,415	858,631
Retained Earnings	1,789,866	1,189,932
Shareholders' equity	3,248,919	2,648,201
Minority Interest	5,145	5,145
Long Term Liabilities	242,996	212,834
Deferred Tax Liabilities	372,540	342,938
Employee Benefit Obligations	6,800	6,800
	3,876,400	3,215,918

Consolidated Statement of Changes in Shareholders' Equity as at April 30, 2005

	Number of Shares 000's	Share Capital $000	Capital Reserves* $000	Retained Earnings* $000	Total * $000
Balance at May 03,2003 as restated for IFRS	1,027,952	513,976	838,971	948,957	2,301,904
Unrealised gains on available-for-sale securities			3,849		3,849
Write back of deferred tax on sale of property			873		873
Translation Gain			6,189		6,189
Bonus issue of shares	171,325	85,662		(85,662)	
Transfer to reserves			8,749	(8,749)	-
Net profit for period				461,310	461,310
Dividends relating to 2004				(125,924)	(125,924)
Balance at May 01,2004	1,199,277	599,638	858,631	1,189,932	2,648,201
Balance at May 01,2004	1,199,277	599,638	858,631	1,189,932	2,648,201
Unrealised gains on available-for-sale securities			784		784
Net profit for period				737,851	737,851
Dividends relating to 2005				(137,917)	(137,917)
Balance at April 30, 2005	1,199,278	599,638	859,415	1,789,866	3,248,919

Consolidated Statement of Cash Flows (Condensed) for thirteen periods ended April 30, 2005

	April 30 2005 $000	May 01 2004 $000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net Profit	737,851	461,310
Items not affecting cash resources	91,940	195,700
	829,791	657,010
Changes in non-cash working capital components	(414,850)	589,469
Cash provided by/(used in) operations	414,941	1,246,479
Cash provided by/(Used in) financing activities	(174,660)	(262,829)
Cash (used in) provided by investing activities	(252,140)	(772,579)
Increase /(decrease) in net cash and cash equivalents	(11,859)	211,071
Net cash and cash equivalents at beginning of year	170,159	(40,912)
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	158,300	170,159

Notes to the Interim Consolidated Financial Statements

Accounting Periods
The company's financial year consists of 13 four-week periods. The quarterly Profit & Loss account for each of the first three quarters consists of 3 four week periods, with the fourth quarter being 4 four week periods.
The accounting year ends on the Saturday closest to April 30.

Basis of presentation
These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and have been prepared under the historical cost convention as modified by the revaluation of certain available- for- sale investments

Segment reporting
The group is organised into three main business segments

Poultry Operations - Rearing of poultry for fertile egg production, broiler grow-out ; broiler processing and sales

Feed and Farm Supplies- Manufacturing and sale of feeds and sale of farm supplies

Fish Operations - Grow out , processing and sale of fish

Agriculture
Current assets include biological assets with a carrying value of $478 million at April 30, 2005 ($ 414.9 million at May 01,2004)
Biological assets include poultry breeder flocks, hatching eggs,baby chicks, chicken being grown out,grain fed cattle,. fish and started pullets(layers)
These assets are carried at cost as no reliable measure for determining fair value has been identified